Exhibit (a)(5)(B)

QUINPARIO ACQUISITION CORP. ANNOUNCES

CASH TENDER OFFER FOR ITS WARRANTS

ST. LOUIS, MISSOURI – May 6, 2014 /Globe Newswire/ - Quinpario Acquisition Corp. (Nasdaq: QPAC, QPACU, QPACW) (“Quinpario”) today announced that it has commenced a tender offer to purchase up to 9,200,000 of its outstanding warrants at a purchase price of $0.75 per warrant, in cash, without interest, for an aggregate purchase price of up to $6,900,000.

As previously announced, on March 16, 2014, Quinpario entered into a definitive agreement to acquire Jason Incorporated (“Jason”). The purpose of the tender offer for Quinpario’s warrants is to provide warrant holders that may not wish to retain their warrants following the proposed acquisition of Jason the possibility of receiving cash for their warrants.

Quinpario has 18,400,000 outstanding warrants. The number of warrants that Quinpario is offering to purchase represents 50 percent of its outstanding warrants. The warrants are currently listed on the Nasdaq Capital Market under the symbol “QPACW.” As of May 5, 2014, the last reported closing price of the warrants was $0.55 per warrant.

The tender offer is not conditioned on any financing or on any minimum number of warrants being tendered. However, the tender offer is subject to certain other conditions, including the acquisition of Jason. If the definitive agreement to acquire Jason is terminated for any reason, or the tender offer would be reasonably likely to impair or delay the closing of the acquisition of Jason or the ability of Quinpario or its wholly-owned subsidiary to obtain any portion of the debt financing needed to consummate the acquisition of Jason, Quinpario will terminate the tender offer.

If more than 9,200,000 warrants are duly tendered and not properly withdrawn, Quinpario will purchase warrants from tendering warrant holders on a pro rata basis (disregarding fractions), in accordance with the number of warrants duly tendered by or on behalf of each warrant holder (and not so withdrawn).

None of Quinpario Partners I, LLC, Quinpario’s sponsor, nor Quinpario’s directors and executive officers will tender their warrants pursuant to the tender offer.

The tender offer will expire at 11:59 a.m., New York City time, on June 4, 2014, or such later time and date to which Quinpario may extend the tender offer. Quinpario intends to extend the tender offer to ensure it expires on the same date the acquisition of Jason is completed.

Morrow & Co., LLC is acting as the information agent for the tender offer, and the depositary for the tender offer is Continental Stock Transfer & Trust Company. The offer to purchase, form of letter of transmittal, and related documents are being distributed to warrant holders. For questions and information, please call the information agent toll free at (800) 662-5200 (banks and brokers call collect at (203) 658-9400).

This press release is neither an offer to purchase nor a solicitation of an offer to sell any Quinpario warrants. The offer to purchase and the solicitation of offers to sell are only being made solely pursuant to the offer to purchase dated May 6, 2014, the related letter of transmittal and other offer materials included as exhibits to the tender offer statement on Schedule TO that Quinpario will file today with the SEC. The tender offer statement (including the offer to purchase, related letter of transmittal and other offer materials) contains important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials are being distributed free of charge to all Quinpario warrant holders. In addition, these materials (and all other materials filed by Quinpario with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Warrant holders may also obtain free copies of the documents filed with the SEC by Quinpario by directing a request to the information agent at Morrow & Co., LLC, 470 West Avenue, 3rd Floor, Stamford, CT 06902, quinpario.info@morrowco.com. Quinpario warrant holders are urged to read the tender offer documents and the other relevant materials before making any investment decision with respect to the tender offer because they contain important information about the tender offer.

About Quinpario Acquisition Corp.

Quinpario is a special purpose acquisition company that completed its initial public offering in August 2013. Quinpario was formed for the purpose of acquiring one or more businesses through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination. Quinpario Partners I, LLC, which was formed for the express purpose of acting as the sponsor for Quinpario’s initial public offering, is an affiliate of Quinpario Partners LLC, an investment and operating company formed by Jeffry N. Quinn, former chairman, president and chief executive officer of Solutia Inc.

Forward-looking Statements

This news release may include forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this news release that address activities, events or developments that Quinpario expects or anticipates will or may occur in the future are forward-looking statements and are identified with, but not limited to, words such as “believe” and “expect”. These statements are based on certain assumptions and analyses made by Quinpario in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform to Quinpario’s expectations and predictions is subject to a number of risks and uncertainties and depend on a number of factors such as, but not limited to, the ability to satisfy the conditions of the tender offer and the acquisition, the performance of Quinpario and Jason and those factors identified in Quinpario’s Annual Report on Form 10-K for the year ended December 31, 2013 and in its Preliminary Proxy Statement on Schedule 14A filed on May 2, 2014 (each available at www.sec.gov), including under the “Risk Factors” section of each such document. These statements speak only as of the date they are made.

Contacts

Quinpario:

Melissa H. Zona

+1 (636) 751-4057

mhzona@quinpario.com

Information Agent:

Morrow & Co., LLC

470 West Avenue, 3rd Floor

Stamford, Connecticut 06902

Telephone: (800) 662-5200

Banks and Brokerage Firms: (203) 658-9400

quinpario.info@morrowco.com